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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         TANNING TECHNOLOGY CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  87588P 10 1
                                 (CUSIP Number)

                                LARRY G. TANNING
                       C/O TANNING TECHNOLOGY CORPORATION
                     4600 SOUTH SYRACUSE STREET, SUITE 300
                             DENVER, COLORADO 80237
                                 (303) 220-9944

                                WITH A COPY TO:

                                BRIAN D. BEGLIN
                             BINGHAM MCCUTCHEN LLP
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 705-7204
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 18, 2003
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 1-1 [X]

ITEM 1.  Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Tanning Technology Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 4600 South Syracuse Street, Suite 300, Denver, Colorado 80237.

ITEM 2.  Identity and Background.

          This amendment to the Statement on Schedule 13-D dated April 1, 2003 (the "Original Statement") filed by Tanning Family Partnership, L.L.L.P. ("TFP"), Courtney Rose Corporation ("CRS"), Larry G. Tanning ("L. Tanning"), Christine A. Tanning ("C. Tanning"), Dale Kutnick ("Kutnick"), the Henry F. Skelsey Trust (the "Skelsey Trust") and Henry F. Skelsey ("Skelsey") (collectively, the "Reporting Persons") is being filed to report that as of April 18, 2003 the group described in the Original Statement has abandoned its intention to acquire control of the Issuer, has been disbanded and is no longer the owner of 5% or more of the Common Stock of the Issuer.

ITEM 3.  Source and Amount of Funds or Other Consideration.

          Not applicable.

ITEM 4.  Purpose of Transaction.

          Not applicable.

ITEM 5.  Interest in Securities of the Issuer.

          As of April 18, 2003, the group described in the Original Statement has abandoned its intention to acquire control of the Issuer, has been disbanded and is no longer the owner of 5% or more of the Common Stock of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

          Not applicable.

                                   SIGNATURES

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2003

                                        TANNING FAMILY PARTNERSHIP, L.L.L.P.

                                        By:  COURTNEY ROSE CORPORATION, its
                                             General Partner

                                        By:  /s/ LARRY G. TANNING
                                            ____________________________________
                                            Larry G. Tanning, President


                                        COURTNEY ROSE CORPORATION


                                        By: /s/ LARRY G. TANNING
                                           _____________________________________
                                           Larry G. Tanning, President


                                         /s/ LARRY G. TANNING
                                        ________________________________________
                                        Larry G. Tanning


                                         /s/ CHRISTINE A. TANNING
                                        ________________________________________
                                        Christine A. Tanning


                                         /s/ DALE KUTNICK
                                        ________________________________________
                                        Dale Kutnick


                                        HENRY F. SKELSEY TRUST


                                        By:  /s/ HENRY F. SKELSEY
                                            ____________________________________
                                            Henry F. Skelsey, Co-Trustee


                                         /s/ HENRY F. SKELSEY
                                        ________________________________________
                                        Henry F. Skelsey